KH 2/14

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 01 2011
WASH, D.C.
211

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response.......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51315

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Yale Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

725 Newport Street
(No. and Street)

Denver	CO	80220
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gordon Yale — 303-331-6461
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CAUSEY DEMGEN & MOORE INC.
(Name – *if individual, state last, first, middle name*)

1801 California St. Suite 4650	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11015568

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 2/14

OATH OR AFFIRMATION

I, Gordon Yale, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of The Yale Group, Inc., as of December 31, 2010 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Lakisha S Nelson

Notary Public

LAKISHA S NELSON
NOTARY PUBLIC
STATE OF COLORADO
My Commission Expires 10/14/2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholder'sEquity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audit and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE YALE GROUP

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 01 2011
WASH, D.C.
211

January 28, 2011

U.S. Securities and Exchange Commission
110 F Street, NE
Washington, D.C. 20549

Re: Yale Group Financial Statements

Gentlepersons:

Enclosed are two original copies of the financial statements of Yale Group, Inc. for the year ended December 31, 2010 pursuant to Rule 17a-5(d) which include the Report on Internal Accounting Control required by SEC Rule 17a-5 for the year ended December 31, 2010.

Thank you for your help in this matter. Please call me directly should you have any questions.

Sincerely,

Gordon Yale
President

GY: mm

Attachment

Member Financial Industry Regulatory Authority
Municipal Securities Rulemaking Board

3773 CHERRY CREEK DRIVE NORTH · SUITE 575 · DENVER · COLORADO · 80209 · 303·331·6461

CAUSEY DEMGEN & MOORE INC.
Certified Public Accountants and Consultants

Suite 4650
1801 California Street
Denver, Colorado 80202-2681
Telephone: (303) 296-2229
Facsimile: (303) 296-3731
www.cdmcpa.com

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Stockholder and Director
The Yale Group, Inc.

We have audited the accompanying statement of financial condition of The Yale Group, Inc. as of December 31, 2010, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Yale Group, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Causey Demgen & Moore Inc.

CAUSEY DEMGEN & MOORE INC.

Denver, Colorado
January 26, 2011

CDM

THE YALE GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

Cash and cash equivalents	$ 7,630
Securities owned, at fair value (Notes 3 and 5)	193,878
	$ 201,508

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accrued expenses	$ 4,075
Total liabilities	4,075
Commitments	
Stockholder's equity:	
Common stock, no par value; 100 shares authorized, 100 shares issued and outstanding	165,636
Retained earnings	31,797
Total stockholder's equity	197,433
	$ 201,508

See accompanying notes.

THE YALE GROUP, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2010

Revenues:	
Commissions and fees	$ 147,803
Change in unrealized losses on securities owned	9,796
Gain on securities sold	336
Interest and dividends	3,869
Other	1,210
	163,014
Expenses (Note 4):	
Consulting fees	131,230
Commissions	7,435
Salary and payroll taxes	154
General and administrative expenses	6,802
Professional fees	5,143
	150,764
Net income	$ 12,250

See accompanying notes.

THE YALE GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2010

	Common stock		Retained	
	Shares	Amount	earnings	Total
Balance, December 31, 2009	100	$ 165,636	$ 22,547	$ 188,183
Distributions	-	-	(3,000)	(3,000)
Net income for the year ended December 31, 2010	-	-	12,250	12,250
Balance, December 31, 2010	100	$ 165,636	$ 31,797	$ 197,433

See accompanying notes.

THE YALE GROUP, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2010

Cash flows from operating activities:		
Net income	$	12,250
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Securities owned, net		(13,994)
Prepaid insurance		1,031
Accrued expenses		1,000
Total adjustments		(11,963)
Net cash provided by operating activities		287
Cash flows used in financing activities:		
Distributions to shareholder		(3,000)
Net cash used in financing activities		(3,000)
Net decrease in cash and cash equivalents		(2,713)
Cash and cash equivalents at the beginning of the year		10,343
Cash and cash equivalents at end of year	$	7,630

See accompanying notes.

THE YALE GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2010

1. Organization and summary of significant accounting policies

Organization:

The Yale Group, Inc. (the "Company") is a broker registered with the Securities and Exchange Commission (SEC) and dealer in securities under the Securities Exchange Act of 1934. The Company was incorporated in Colorado on September 1, 1998. The Company is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Municipal Securities Rule Making Board. The Company provides financial advisory and consulting services in the Rocky Mountain region for mergers, acquisitions, divestitures, public and private placements of debt and equity in addition to valuation services and analysis.

The Company has claimed an exemption from rule 15c3-3 of the Securities and Exchange Act of 1934. The Company participates only in direct placements and accordingly, does not hold cash or securities for the account of customers.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue:

The Company records proprietary transactions, commission revenue and related expenses on a trade date basis.

Concentration of credit risk:

The Company's cash demand deposits are held at financial institutions at which deposits are insured up to $250,000 per institution by the Federal Deposit Insurance Corporation (FDIC).

The Company has purchased securities for its own account and may incur losses if the fair value of the securities decrease subsequent to December 31, 2010.

Securities owned:

Securities owned are valued at market value.

Income taxes:

The Company is taxes as an “S” corporation under the Internal Revenue code. In lieu of corporate income taxes, the stockholders of an “S” corporation are taxed on their proportionate share of the Company’s taxable income.

1. Organization and summary of significant accounting policies (continued)

The Company is subject to accounting guidance issued by the Financial Accounting Standards Board ("FASB") related to "Accounting for Uncertainty in Income Taxes." The guidance applies to all tax positions accounted for in the financial statements, including positions taken in a previously filed tax return or expected to be taken in a future tax return.

The Company has analyzed its filing positions in Federal and state jurisdictions where it is required to file income tax returns. Management believes the Company's positions and deductions will be sustained on audit and does not anticipate any adjustments that will result in a material adverse effect on its financial conditions, results of operations or cash flows.

The Company is no longer subject to U.S. Federal income tax examinations for years prior to 2007. The Company is no longer subject to Colorado income tax examinations for years prior to 2006.

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

2. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule for fully disclosed broker/dealers (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $170,835 which was $70,835 in excess of its required net capital of $100,000. The Company had aggregate indebtedness in the amount of $4,075; therefore, its net capital ratio was 0.024 to 1 at December 31, 2010.

3. Securities owned

Securities owned consist of investments in common stock of the NASDAQ Stock Market, Inc. and a short term bond fund. The original cost of the securities owned amounted to $23,400 and $125,000, respectively.

4. Related party transactions

The Company has an expense agreement with its shareholder. Under the agreement, all operating expenses are paid by the Company, exclusive of personal expenses of the shareholder.

5. Fair value measurements

Financial Accounting Standards Board ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2: Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Investments in common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Money markets and short-term bonds: Valued at quoted market prices which represent the net asset value ('NAV") of shares held by the Company at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

5. Fair value measurements (continued)

The following table set forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2010.

	Assets at fair value as of December 31, 2010			
	Level 1	Level 2	Level 3	Total
Money market	$ 6,758	$ -	$ -	$ 6,758
Common stocks	56,952			56,952
Short term bonds	136,926	-	-	136,926
	$ 200,636	$ -	$ -	$ 200,636

6. Major customer

The Company earned revenue from two major customers that accounted for 41.6% and 31.5% of commissions and fees for the year ended December 31, 2010.

7. Subsequent events

The Company has evaluated events subsequent to December 31, 2010 through January 26, 2011, which is the date the financial statements were available to be issued. There are no material events noted in this period which would impact the results reflected in this report.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

Schedule I

THE YALE GROUP, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2010

NET CAPITAL		
Total stockholder's equity	$	197,433
Net Capital before haircuts on securities positions		197,433
Haircuts on securities positions and money market accounts, including undue concentration of $5,596		(26,598)
Net Capital	$	170,835
AGGREGATE INDEBTEDNESS		
Total liabilities	$	4,075
Total aggregate indebtedness	$	4,075
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	100,000
Excess net capital	$	70,835
Ratio: Aggregate indebtedness to net capital		0.024
RECONCILIATION WITH COMPANY'S COMPUTATION		
(included in Part IIA of Form X-17A-5 as of December 31, 2010)		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	170,835
Net audit adjustments		-
Net capital per above	$	170,835

SCHEDULE II

THE YALE GROUP, INC.

As of December 31, 2010

EXEMPTION CLAIMED FROM THE PROVISIONS OF RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

The information required by Schedules II, III and IV has not been provided as an exemption is claimed from the provisions of rule 15c3-3 of the Securities and Exchange Commission under Section 15c3-3(k)(2)(i). The Company participates in direct placements only and does not hold cash or securities for the account of customers. Consequently, it qualifies for the exemption from the provision of the SEC rule and Schedules II, III, and IV of FOCUS Form X-17A-5, Part III are not required.

CAUSEY DEMGEN & MOORE INC.
Certified Public Accountants and Consultants

Suite 4650
1801 California Street
Denver, Colorado 80202-2681
Telephone: (303) 296-2229
Facsimile: (303) 296-3731
www.cdmcpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Stockholder and Director
The Yale Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of The Yale Group, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we do not express an opinion of the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles

generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatement on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Causey Demgen & Moore Inc.

CAUSEY DEMGEN & MOORE INC.

Denver, Colorado
January 26, 2011

CAUSEY DEMGEN & MOORE INC.
Certified Public Accountants and Consultants

Suite 4650
1801 California Street
Denver, Colorado 80202-2681
Telephone: (303) 296-2229
Facsimile: (303) 296-3731
www.cdmcpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Stockholder and Director
The Yale Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by The Yale Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating The Yale Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Yale Group, Inc.'s management is responsible for The Yale Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers prepared for the Company's Focus filings and schedules of losses from principal transactions in securities in trading accounts, supporting the adjustments noting that the calculation of the general assessment was calculated without deducting net gain from securities in investment accounts which resulted in a difference in the assessment of less than $1; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Causey Demgen & Moore Inc.
CAUSEY DEMGEN & MOORE INC.

Denver, Colorado
January 26, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended ____________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051315 FINRA DEC
THE YALE GROUP INC 20*20
725 NEWPORT ST
DENVER CO 80220-5507

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 407.54

B. Less payment made with SIPC-6 filed (exclude interest) (<496.46>)
6/29/10
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) <88.92>

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ <88.92>

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $(88.92)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

The Yale Group, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 3rd day of January, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2010
and ending 12/31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 163,014
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	163,014
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	336
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	336
2d. SIPC Net Operating Revenues	$ 162,678
2e. General Assessment @ .0025	$ $407.54
	(to page 1, line 2.A.)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 01 2011
WASH. D.C.
211

THE YALE GROUP, INC.

ANNUAL AUDITED REPORT

FORM X-17A-5 PART III

DECEMBER 31, 2010